UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 0-20570

A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

IAC/InterActiveCorp Retirement Savings Plan

B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

REQUIRED INFORMATION

1.             Not applicable.

2.             Not applicable.

3.             Not applicable.

4.             The IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1	Consent of Ernst & Young LLP.

i

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2007	IAC/InterActiveCorp Retirement Savings Plan

	By:	/s/ Michael H. Schwerdtman
Senior Vice President and Controller (Chief Accounting Officer)
IAC/InterActiveCorp

Appendix I

Financial Statements and Supplemental Schedules

IAC/InterActiveCorp Retirement Savings Plan December 31, 2006 and 2005 and Year Ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

IAC/InterActiveCorp Retirement Savings Plan

Financial Statements

and Supplemental Schedules

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Administrative Committee

IAC/InterActiveCorp Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at year end) as of December 31, 2006 and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York

June 22, 2007

IAC/InterActiveCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value	$350,939,250	$264,410,411
Receivables:
Participant	3,003,032	964,413
Employer	1,072,718	325,958
Total receivables	4,075,750	1,290,371
Net assets available for benefits, at fair value	355,015,000	265,700,782

Adjustment from fair value to contract value (for interest in common collective trust related to fully benefit-responsive investment contracts)	417,112	487,233
Net assets available for benefits	$355,432,112	$266,188,015

See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006
Additions to net assets attributed to:
Dividend and interest income	$17,980,796
Net realized and unrealized appreciation in fair value of plan investments	20,667,599
Participant contributions	49,919,021
Employer contributions	17,091,618
Participant rollover contributions	5,104,676
Transfers from the Ask Jeeves Plan	13,515,863
Total additions	124,279,573
Deductions from net assets attributed to:
Benefits paid to participants	34,670,166
Administrative expenses	335,670
Transfers to the Expedia Plan	29,640
Total deductions	35,035,476
Net increase in net assets available for benefits	89,244,097
Net assets available for benefits—beginning of year	266,188,015
Net assets available for benefits—end of year	$355,432,112

See accompanying notes to financial statements.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2006 and 2005

1.                                      Description of the Plan

The following description of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp (the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In 2005, the Plan was amended to effect the Plan merger described below in Note 6.  Further, in 2006, the Plan was amended to comply with recent regulations governing benefit plans.

Contributions

Participants can make pre-tax contributions ranging from 1% to 16%, and after-tax contributions ranging from 1% to 10%, in each case, of their compensation (as defined in the Plan documents) through payroll deductions. Participants can direct their contributions to any of the Plan’s fund options and may generally change their investment options on a daily basis. Effective September 1, 2005, all newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax contributions of 3% commencing approximately 45 days after the date of hire. Participants thus affected are notified in advance and may elect not to participate prior to the first automatic deferral.

The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company’s Board of Directors (or a Committee thereof). For the year ended December 31, 2006, the Company’s matching contribution was $17,091,618. No discretionary contributions were made to the Plan during the year ended December 31, 2006. Participants can direct Company contributions to any of the Plan’s fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in Company matching contributions (plus actual earnings thereon) after two years of credited service. Certain participants who were participants in plans that were merged into the Plan have different vesting periods for Company matching contributions. Participants should refer to the Plan documents, as applicable, for a complete description of vesting provisions.

Eligibility

Participants must be 18 years of age or older and are eligible to participate upon commencement of service, as defined in the Plan documents. Effective September 1, 2005, the Plan was amended to lower the eligibility age for participation from 21 years of age to 18 years of age.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contributions and Plan earnings. Allocations are based on participant account balances as defined in the Plan documents. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. The remaining amount, if any, is used to reduce the Company’s matching contributions and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $1,221,955 and $774,977 at December 31, 2006 and 2005, respectively. Forfeited amounts used to reduce employer matching contributions totaled $819,282 for the year ended December 31, 2006.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the initial terms of the loan.  Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions.

Payment of Benefits

Upon a participant’s retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed unless the participant’s vested balance is more than $5,000 and the participant elects to leave such amounts in the Plan. If the vested balance is less than $5,000 but more than $1,000, such balance will be automatically transferred to a rollover IRA account unless the participant elects otherwise. If the vested account balance is $1,000 or less it will be distributed in the form of a lump sum to the participant. Participants reaching the age of 59.5 may elect to withdraw some or all of their accounts while still employed. Participants’ pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Participants who have made after-tax contributions may elect to withdraw some or all of the vested portion of their accounts with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balances, subject to income tax and early withdrawal penalties.

Plan Termination

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants’ accounts would become 100% vested and the net assets would be distributed to participants.

Administrative Expenses

Substantially all of the administrative expenses are paid by the Plan unless the Company elects to pay such expenses.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value except for its investment in Fidelity’s Managed Income Portfolio II fund, which is valued at contract value (Note 3). The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation, as discussed in Note 3.

3.                                      Investment in Fidelity Managed Income Portfolio II

The Financial Accounting Standards Board (“FASB”) issued new accounting rules for defined contribution plan stable value investment options. The rules, released in the form of FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), (i) define the types of investment contracts that are eligible for contract value accounting treatment, (ii) provide a definition of a fully benefit-responsive investment contract, and (iii) outline specific disclosure requirements that must be satisfied by benefit-responsive investment contracts.  The FSP became effective for financial statements for annual periods ending after December 15, 2006.

The Plan invests in a common collective trust, Fidelity’s Managed Income Portfolio II fund (the “Fund”), which owns fully benefit-responsive investment contracts.  As a result of the implementation of this FSP, the Plan reflected the Fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $417,112 and $487,233 as of December 31, 2006 and 2005, respectively, in the accompanying Statements of Net Assets Available for Benefits. The fair value of the Fund as of December 31, 2006 and 2005 was $34,788,075 and $32,751,997, respectively.

The Plan’s interest in the Fund is calculated by applying the Plan’s ownership percentage in the Fund to the total fair value of the Fund. The underlying assets owned by the Fund consist primarily of readily marketable fixed income securities with quoted market prices.

The interest crediting rate is determined quarterly and at December 31, 2006 and 2005 was 4.37% and 3.73%, respectively. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unitholders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

The average market yield of the Fund for the year ended December 31, 2006 was 4.59%. The average yield earned by the Fund that reflects the actual interest credited to participants for the year ended December 31, 2006 was 4.03%.

4.                                      Investments

The Plan’s investments (including investments purchased, sold and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year ended December 31, 2006
Investments in mutual funds	$17,307,508
Investments in common stock	3,360,091
$20,667,599

The Plan’s investments are held in a trust fund. The following are investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2006	2005
Fidelity Managed Income Portfolio II	$34,788,075	$32,751,997
Fidelity Spartan U.S. Equity Fund	29,502,344	24,833,855
Fidelity Equity Diversified International Fund	29,438,314	20,060,726
Fidelity Blue Chip Growth Fund	25,966,549	23,241,204
Fidelity Freedom 2030 Fund	21,595,583	18,048,695
Lord Abbett Mid-Cap Value A	*	16,062,842

*                    Fair value did not exceed 5% of the Plan’s net assets available for benefits at year-end.

5.                                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 20, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6.                                      Plan Merger

Effective January 1, 2006, the Company, as permitted by the relevant Plan documents, merged the Ask Jeeves, Inc. 401(k) Plan (the “Ask Jeeves Plan”) into the Plan. As a result, on January 4, 2006, all of the net assets available for benefits of the Ask Jeeves Plan were transferred into the Plan.

7.                                      Transfer to the Expedia Plan

Effective August 9, 2005, the Company completed the separation of its travel and travel-related businesses and investments into the independent public company, Expedia, Inc. (“Expedia”). As a result of this transaction and pursuant to an Employee Matters Agreement, dated August 9, 2005, between the Company and Expedia, the net assets available for benefits of the employees of Expedia were transferred from the Plan to the Expedia Plan during 2005 and 2006.

8.                                      Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Corp. (“FMR”). Fidelity Management Trust Company and Fidelity Employer Services Company are the trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping and administrative services amounted to $335,670 for the year ended December 31, 2006.

9.                                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10.                               Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Statements of Net Assets Available for Benefits between the financial statements and Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$355,432,112	$266,188,015
Adjustment from fair value to contract value (for interest in common collective trust related to fully benefit-responsive investment contracts)	(417,112)	(487,233)
Net assets available for benefits per Form 5500	$355,015,000	$265,700,782

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits between the financial statements and Form 5500:

Year ended December 31, 2006
Total additions per the financial statements	$124,279,573
Adjustment from fair value to contract value (for interest in common collective trust related to fully benefit-responsive investment contracts)	(417,112)
Total income per Form 5500	$123,862,461

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedules
E.I.N. 59-2712887 Plan No: 001

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity Brokerage Link	Self-Directed Brokerage Account	$2,306,241
	Dodge & Cox International Stock Fund	Mutual Fund	13,830,381
*	Fidelity Blue Chip Growth Fund	Mutual Fund	25,966,549
*	Fidelity Contrafund	Mutual Fund	15,222,198
*	Fidelity Dividend Growth Fund	Mutual Fund	14,463,998
*	Fidelity Equity Diversified International Fund	Mutual Fund	29,438,314
*	Fidelity Freedom 2000 Fund	Mutual Fund	490,306
*	Fidelity Freedom 2005 Fund	Mutual Fund	163,430
*	Fidelity Freedom 2010 Fund	Mutual Fund	5,499,086
*	Fidelity Freedom 2015 Fund	Mutual Fund	2,037,750
*	Fidelity Freedom 2020 Fund	Mutual Fund	15,708,752
*	Fidelity Freedom 2025 Fund	Mutual Fund	2,523,433
*	Fidelity Freedom 2030 Fund	Mutual Fund	21,595,583
*	Fidelity Freedom 2035 Fund	Mutual Fund	3,714,565
*	Fidelity Freedom 2040 Fund	Mutual Fund	14,622,490
*	Fidelity Freedom 2045 Fund	Mutual Fund	712,304
*	Fidelity Freedom 2050 Fund	Mutual Fund	633,707
*	Fidelity Freedom Income Fund	Mutual Fund	1,020,893
*	Fidelity Investment Grade Bond Fund	Mutual Fund	13,900,974
*	Fidelity Low-Priced Stock Fund	Mutual Fund	13,183,449
*	Fidelity Managed Income Portfolio II	Collective Trust	34,788,075
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	11,755,765
*	Fidelity Spartan International Index Fund	Mutual Fund	1,055,851
*	Fidelity Spartan U.S. Equity Fund	Mutual Fund	29,502,344
*	Fidelity U.S. Bond Index Fund	Mutual Fund	218,300
	GS Small Cap Value Institutional	Mutual Fund	4,323,117
*	IAC/InterActiveCorp Common Stock	Stock Fund	14,047,710
	Lord Abbett Mid-Cap Value A	Mutual Fund	17,258,521
	MSI Small Company Growth Portfolio	Mutual Fund	13,928,749
	Royce Low Priced Stock Fund	Mutual Fund	4,442,207
	Van Kampen Growth & Income A	Mutual Fund	14,237,055
	Participant Loans	Interest rates ranging from 5.0%-11.5% with maturity dates through September 30, 2033	8,347,153
	Total		$350,939,250

*                    Party-in-interest.

Note: Cost information has not been included in column (d), because all investments are participant-directed.

IAC/InterActiveCorp Retirement Savings Plan
E.I.N. 59-2712887 Plan No: 001

Schedule G, Part III Schedule of Non-Exempt Transactions

Year Ended December 31, 2006

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(h) Cost of Asset
iNest	Employer	Late remittance of participant contributions for June 2006 made August 28, 2006	$5,465
iNest	Employer	Late remittance of participant contributions for August 2006 made September 25, 2006	$5,004
LendingTree Loans	Employer	Late remittance of participant contributions for February 2006 made April 10, 2006	$251,944
LendingTree Loans	Employer	Late remittance of participant contributions for October 2006 made December 8, 2006	$41,875

Note: Columns (d) through (g), (i) and (j) are not applicable.